Exhibit 21

Bonds.com Holdings, Inc., a Delaware corporation, is a wholly-owned subsidiary of Bonds.com Group, Inc.

Bonds.com, Inc., Bonds.com Wealth Management, LLC and Bonds.com, LLC, each a Delaware corporation, are wholly-owned subsidiaries of Bonds.com Holdings, Inc.